SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)1

                             PLM INTERNATIONAL, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    69341L106
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 3, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69341L106                    13D           Page 2 of 6 Pages
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================================================================================
    1           NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS II, L.P.
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    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                      (b) / /
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    3           SEC USE ONLY

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    4           SOURCE OF FUNDS*
                         PF
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    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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    6           CITIZENSHIP OR PLACE OR ORGANIZATION

                         DELAWARE
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NUMBER OF               7          SOLE VOTING POWER
  SHARES
ENEFICIALLY                                 852,100
 OWNED BY
   EACH
REPORTING
ERSON WITH
              ------------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            -0-
              ------------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            852,100
              ------------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            -0-
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    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         852,100
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    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           / /
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    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            9.3%
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    14          TYPE OF REPORTING PERSON*

                         PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 69341L106                    13D           Page 3 of 6 Pages
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================================================================================
    1           NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN LICHTENSTEIN
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    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                      (b) / /
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    3           SEC USE ONLY

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS*
                         00
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    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
NUMBER OF               7          SOLE VOTING POWER
  SHARES
ENEFICIALLY                                 852,100
 OWNED BY
   EACH
REPORTING
ERSON WITH
              ------------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            - 0 -
              ------------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            852,100
              ------------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            - 0 -
--------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         852,100
--------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             9.3%
--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 69341L106                    13D           Page 4 of 6 Pages
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         This  constitutes  Amendment No. 2 ("Amendment  No. 2") to the Schedule
13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 2 supplements the Schedule 13D as specifically set forth.

Item 3 is amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 852,100 Shares of Common Stock owned by Steel Partners II is $4,062,504. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Items 5(a) and 5(c) are amended in their entirety to read as follows:

Item 5.           Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 9,203,331 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

         As of the close of business on July 7, 1997, Steel Partners II beneficially owned 852,100 Shares of Common Stock, constituting approximately 9.3% of the Shares outstanding. Mr. Lichtenstein may be deemed to beneficially own all shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 69341L106                    13D           Page 5 of 6 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    July 8, 1997                      STEEL PARTNERS II, L.P.

                                            By:  Steel Partners, L.L.C.
                                                 General Partner

                                            By:  /s/ Warren G. Lichtenstein
                                                 --------------------------
                                                     Warren G. Lichtenstein,
                                                     Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            --------------------------
                                                WARREN G. LICHTENSTEIN

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CUSIP No. 69341L106                    13D           Page 6 of 6 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days



 Shares of Common              Price Per                 Date of
  Stock Purchased                Share                   Purchase
  ---------------                -----                   --------

                             STEEL PARTNERS II, L.P.

       67,700                    5.47170                   5/12/97

       16,000                    5.57850                   5/13/97

       19,300                    5.49700                   5/14/97

       14,600                    5.58610                   5/15/97

       10,000                    5.57500                   5/16/97

       15,800                    5.44050                   5/19/97

        3,900                    5.41150                   5/20/97

          300                    5.52167                   5/22/97

        4,000                    5.54380                   5/23/97

        4,300                    5.52965                   5/27/97

        8,500                    5.56971                   5/28/97

        1,000                    5.57500                   5/29/97

       10,000                    5.67000                    6/4/97

       41,100                    5.78740                    6/5/97

        9,000                    5.76122                    6/9/97

       35,900                    5.75560                   6/10/97

       21,500                    5.79330                   6/11/97

        6,100                    5.67000                   6/13/97

       15,500                    5.81571                   6/16/97

        3,300                    5.67000                   6/23/97

        1,000                    5.67000                    7/3/97



                               WARREN LICHTENSTEIN

                                      None.